SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 26, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Enclosures:

Nokia stock exchange release dated October 26, 2015: Notice of an Extraordinary General Meeting of Nokia Corporation

STOCK EXCHANGE RELEASE

Nokia Corporation
Stock Exchange Release
October 26, 2015 at 10:00 (CET +1)

Notice of an Extraordinary General Meeting of Nokia Corporation

Notice is given to the shareholders of Nokia Corporation (“Nokia” or the “company”) of an Extraordinary General Meeting to be held on Wednesday, December 2, 2015 at 4:00 p.m. at Helsinki Ice Hall, Nordenskiöldinkatu 11-13, Helsinki, Finland. The reception of persons who have registered for the Extraordinary General Meeting will commence at 2:30 p.m.

A. Matters on the agenda of the Extraordinary General Meeting

At the Extraordinary General Meeting (also referred to as the “Meeting”) the following matters will be considered:

1.              Opening of the Meeting

2.              Matters of order for the Meeting

3.              Election of the persons to confirm the minutes and to verify the counting of votes

4.              Recording the legal convening of the Meeting and quorum

5.              Recording the attendance at the Meeting and adoption of the list of votes

6.              Resolution on the authorization to the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent

As announced on April 15, 2015, Nokia intends to combine with Alcatel Lucent, société anonyme (“Alcatel Lucent”) (the “Transaction”) and Nokia is expected to launch public exchange offers in France and in the United States (collectively, the “Exchange Offers”) offering to purchase all Alcatel Lucent shares, Alcatel Lucent American Depositary Shares and Alcatel Lucent convertible bonds, and to issue Nokia shares as consideration.

The Board of Directors proposes to the Extraordinary General Meeting that the Extraordinary General Meeting authorize the Board of Directors to resolve to issue, in deviation from the shareholders’ pre-emptive right to subscription, in total a maximum of 2 100 million shares in one or more issues during the effective period of the authorization. The Board of Directors proposes the authorization in order to issue Nokia shares to the holders of Alcatel Lucent shares, American Depositary Shares and convertible bonds as well as to beneficiaries of Alcatel Lucent employee equity compensation arrangements for the purpose of implementing the Transaction, and / or otherwise to effect the combination of Nokia and Alcatel Lucent.

The Board of Directors proposes that the authorization includes the right for the Board of Directors to resolve on all other terms and conditions of the issuance of shares.

The Board of Directors proposes that the authorization be effective until December 2, 2020. The authorization does not terminate the authorization for issuance of shares and special rights entitling to shares granted to the Board of Directors by the Annual General Meeting held on May 5, 2015.

7.              Resolution on the amendment of the Articles of Association

The Board of Directors proposes to the Extraordinary General Meeting that the Articles of Association of the company be amended in order to enable the implementation of the changes to the composition of the Board of Directors in connection with the combination of Nokia and Alcatel Lucent as well as to streamline the Articles of Association by removing certain provisions that overlap with the law, by creating appropriate flexibility for the governance of the company and by aligning the Articles of Association with market practice and the business of the company.

The Board proposes that Articles 2, 4 and 9 be amended as follows:

Article 2 of the Articles of Association be amended to read as follows:

Article 2 — Object

The object of the company is to research, develop, manufacture, market, sell and deliver products, software and services in a wide range of consumer and business-to-business markets. These products, software and services relate to, among others, network infrastructure for telecommunication operators and other enterprises, the internet of things, human health and well-being, multi-media, big data and analytics, mobile devices and consumer wearables and other electronics. The company may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations, including securities trading and other investment activities. The company may carry on its business operations directly, through subsidiary companies, affiliate companies and joint ventures.

Article 4 of the Articles of Association be amended to read as follows:

Article 4 — Board of Directors

The company shall have a Board of Directors comprising a minimum of seven and a maximum of twelve members.

The term of a Board member shall begin at the closing of the General Meeting at which he or she was elected, or later as resolved by the General Meeting, and expire at the closing of the following Annual General Meeting.

The Board of Directors shall elect its Chairman and Vice Chairman for the term of the Board of Directors, or for another term resolved by the Board of Directors.

The Board of Directors shall establish its rules of procedure.

Article 9 of the Articles of Association be amended to read as follows:

Article 9 — General Meeting

The Annual General Meeting shall be held at the latest on June 30 as determined by the Board of Directors. General Meetings shall be held in Helsinki, Espoo or Vantaa.

8.              Resolution on changes to the composition of the Board of Directors

Subject to the approval of the proposal to authorize the Board of Directors to resolve to issue shares in order to implement the combination of Nokia and Alcatel Lucent as set forth in agenda item 6, and the approval of the proposal to amend the Articles of Association as set forth in agenda item 7, the Corporate Governance and Nomination Committee proposes to the Extraordinary General Meeting that the number of members of the Board of Directors be increased from the current eight (8) members to ten (10) members and that Louis R. Hughes, Jean C. Monty and Olivier Piou be elected as new members of the Board of Directors of Nokia subject to and following the completion of the Exchange Offers and subject to registration of the amendment of the Articles of Association. The term of the new members would begin on the day immediately following the date of completion of the Exchange Offers and end at the closing of the Annual General Meeting 2016. Elizabeth Doherty has

informed the Committee that she will step down from the Board of Directors subject to and following the completion of the Exchange Offers.

The Corporate Governance and Nomination Committee further proposes to the Extraordinary General Meeting that the new members of the Board of Directors elected at the Extraordinary General Meeting receive the same annual remuneration as is paid to the members of the Board of Directors elected at the Annual General Meeting on May 5, 2015, prorated by the new Board members’ time in service until the closing of the Annual General Meeting in 2016.

9.              Closing of the Meeting

B.            Documents of the Extraordinary General Meeting

The complete proposals of the Board of Directors and the Corporate Governance and Nomination Committee relating to the agenda of the Meeting, proxy materials with more detailed information on the proposals and the Meeting, this notice as well as documents referred to in Chapter 5, Section 21 of the Finnish Limited Liability Companies Act, are available on the company’s website at www.nokia.com/gm. Said documents will also be available at the meeting venue. Copies of proxy materials and of this notice will be sent to shareholders upon request. Minutes of the Extraordinary General Meeting will be available on the aforementioned website as of 16 December 2015 at the latest.

C.            Instructions for the participants in the Extraordinary General Meeting

1.              The right to participate and registration

Each shareholder, who on November 20, 2015 is registered in the Register of Shareholders of the company, has the right to participate in the Meeting. A shareholder, whose shares are registered on his/her Finnish book-entry account, is automatically registered in the Register of Shareholders of the company. A shareholder, who wishes to participate in the Meeting, must register for the Meeting by giving prior notice of attendance no later than on November 25, 2015 at 4:00 p.m. (Finnish time) by which time the registration needs to be received by the company. Such notice can be given:

a)             through Nokia’s website at www.nokia.com/gm;

b)             by telephone to +358 20 770 6870 from Monday to Friday at 09:00 a.m. to 4:00 p.m. (Finnish time); or

c)              by letter to the Register of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder is required to notify his/her name, personal identification number, address, telephone number, the name of a possible assistant and the name and the personal identification number of a possible proxy representative.

2.              Advance voting service

A shareholder, who has a Finnish book-entry account, may vote in advance on certain items on the agenda of the Extraordinary General Meeting through the company’s website from October 26, 2015 until 4:00 p.m. (Finnish time) on November 25, 2015. Unless a shareholder voting in advance will be present in person or by proxy in the Meeting, he/she may not be able to exercise his/her right under the Finnish Limited Liability Companies Act to request information or a vote in the meeting and if decision proposals regarding certain agenda item have changed after the beginning of the advance voting period, his/her possibility to vote on such item may be restricted. The conditions and other instructions relating to the electronic advance voting may be found on the company’s website

www.nokia.com/gm. The Finnish book-entry account number of the shareholder is needed for voting in advance.

3.              Proxy representatives and powers of attorney

A shareholder may participate in the Meeting and exercise his/her rights at the Meeting by proxy. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Meeting. Should a shareholder participate in the Meeting by means of several proxy representatives representing the shareholder with shares in different book-entry accounts, the shares by which each proxy representative represents the shareholder shall be identified in connection with the registration for the Meeting. Powers of attorney should be delivered in original to Nokia’s Register of Shareholders at the abovementioned address or via email to agm@nokia.com before the last date for registration.

4.              Holders of nominee registered shares

A holder of nominee registered shares is advised without delay to request from his/her custodian bank the necessary instructions regarding registration in the Register of Shareholders of the company, issuing of proxy documents and registration for the Meeting. The account management organization of the custodian bank shall register a holder of nominee registered shares, who wants to participate in the Meeting, to be entered in the temporary Register of Shareholders of the company at the latest on November 27, 2015 at 4:00 p.m. (Finnish time). Further information on these matters can also be found on the company’s website www.nokia.com/gm.

5.              Other instructions and information

On the date of this notice of the Extraordinary General Meeting, October 22, 2015, the total number of shares in Nokia Corporation and votes represented by such shares is 3 678 641 891.

Shareholder who holds his/her shares on a Finnish book-entry account, has registered for the Meeting and has not voted in advance, or such shareholder’s proxy representative, will receive a voting ticket during the week of the Meeting. The voting ticket will be mailed to the address registered in the Register of Shareholders of the company, or to an address separately notified to the company for this purpose. The voting ticket must be presented upon arrival to the Meeting.

Doors of the meeting venue will open at 2:30 p.m. The shareholders, their representatives and possible assistants are required to prove their identity at the entrance. The participants are kindly invited to the coffee reception before the Meeting. The Meeting will be conducted primarily in Finnish, and simultaneous translation will be available into Swedish and English, and as necessary, into Finnish.

Pursuant to Chapter 5, Section 25 of the Finnish Limited Liability Companies Act, a shareholder who has given prior notice of attendance and is present at the Extraordinary General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

Espoo, October 22, 2015

BOARD OF DIRECTORS

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. http://www.nokia.com/

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 26, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal